October 13, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Loan Lauren P. Nguyen Sonia Bednarowski

Re:	The PAWS Pet Company, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 8, 2011 File No. 333-175026 Amendment No. 5 to Form 8-K Filed September 19, 2011 File No. 333-130446

Dear Ms. Nguyen and Ms. Bedbarowski:

We are counsel to The PAWS Pet Company, Inc. f/k/a Pet Airways, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated September 22, 2011 (the “Comment Letter”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on September 8, 2011 (“Amendment No. 2”) and Amendment No. 5 to the Company’s Current Report on Form 8-K filed on September 19, 2011 (“8-K Amendment No. 5”). Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”) and Amendment No. 6 to the Company’s Current Report on Form 8-K (“8-K Amendment No. 6”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Form S-1

Prospectus Summary, page 4

1.
We note your response to our prior comment 11 and reissue in part. Please revise to disclose the amount in penalties you have paid to date and the amount you will have to pay until the registration statement is declared effective here.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 3 to disclose the amount in penalties it has paid to date. In addition, the Company has disclosed that it will continue to accrue penalties until such time as the registration statement is declared effective by the SEC.

Risk Factors, page 7

We do not own our aircraft, page 8

2.
We note your response to our prior comment 10 and reissue in part. Please revise to clarify that you do not have a written agreement with Suburban Air and that these costs may be imputed to you. Please also revise the risk factor entitled, “The traditional commercial airline industry is subject to extensive government” on page 14 of the Form 8-K/A filed on September 19, 2011.

Response:

In response to the Staff’s comment, the Company has revised the referenced risk factor to clarify that it does not have a written agreement with Suburban Air. In addition, the Company has revised the risk factor entitled, “The traditional commercial airline industry is subject to extensive government” on page 14 of 8-K Amendment No. 6.

3.
We note that Suburban Air has two aircraft configured to carry pets. We also note that you intend to add additional flights in the future. Please disclose the costs to configure the aircrafts to carry pets. Please also revise the Business section accordingly.

Response:

In response to the Staffs comment, the Company has revised its disclosure on page 8 of Amendment No. 3 to disclose the costs to configure the aircrafts to carry pets.

Selected Financial Data, page 16

4.
We note the introduction to your selected financial data stating that the selected operating and balance sheet data for the year ended December 31, 2008 were derived from your unaudited financial statements. We also note that you have removed the operating data for the year ended December 31, 2008. Please revise the introduction, as appropriate, so that it reflects the data presented in the table of selected financial data.

Response:

In response to the Staff’s comment, the Company has revised the introduction to its selected financial data on page 16 of Amendment No. 3.

Management’s Discussion and Analysis, page, 17

Six Months Ended June 30, 2011 compared ... page, 19 Other Income (Expense), page 21

5.
We note your disclosure that the increase in other expense was due to warranty liability expense. It appears to us that the increase was due to the derivative warrant valuation expense. Please revise your disclosure as appropriate.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 20 of Amendment No. 3 to indicate that the increase in other expense was due to warrant liability expense.

Business, page 28

General, page 28

6.	Please revise to clarify what you mean by “trained” pet attendant on page 28.

Response:

In response to the Staff’s comment, the Company has removed the word “trained” from page 28 of Amendment No. 3.

Description of Market, page 28

7.
We note your response to our prior comment 15 and reissue in part. We note your disclosure on page six in your Form 10-Q for the quarterly period ended March 31, 2011 that as of March 31, 2011 you served 10 markets. Please revise to disclose why you no longer serve the tenth market. In addition, we note that in prior months you identified dates for openings in new cities, but such openings have yet to occur even though the announced opening dates have passed. For example, in April, you announced that you would begin taking reservations for flights to Dallas, Houston, Austin and St. Louis in the spring of 2011 and that you would begin flights to these cities in the summer of 2011. Please revise to disclose the delays in your plans for expansion.

Response:

The disclosure on page six in the Company’s Form 10-Q for the quarterly period ended March 31, 2011 was made in error. The Company has never served 10 markets. In addition, the Company has revised its disclosure on page 29 of Amendment No. 3 to disclose the delays in its plans for expansion.

8.
We note your disclosure on page 29 that you “evaluate additional pet related products and services that [you] could add to broaden [your] product offering.” Please revise to briefly describe your evaluation process, the specific pet related services that you are currently evaluating and when you intend to begin offering such products and services. In this regard, we note your statement in your press release in early August 2011 that you “plan to roll out new value-added pet services to the pet parent community.” In addition, to the extent that you have already selected additional services and products, please identify such services and products, including a timeline and budget that describes each step of your plan to offer the selected new services and products. In this regard, we note your press releases regarding your partnership with Dyson and your partnership with Veterinary Pet Insurance and a press release describing an exclusive license between you and IntelliCell Biosciences Inc. that allows you to exclusively market and sell IntelliCell's SVF solution in the veterinary market. Please revise your disclosure to fully describe your current business and plan of operations.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 29 to fully disclose its current business and plan of operations.

9.
Please revise to disclose the material terms of your agreement with Dyson and with Veterinary Pet Insurance and file the agreements as exhibits to your registration statement or tell us why this is not necessary. Similarly, please revise to disclose the material terms of your license agreement with IntelliCell Biosciences Inc. and file the license agreement as an exhibit to your registration statement or tell us why this is not necessary.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 29 of Amendment No. 3 to disclose that Dyson is the exclusive provider of vacuums at its pet facilities. In addition, the Company has disclosed the material terms of its license agreement with IntelliCell Biosciences Inc. The license agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 1, 2011 and is incorporated by reference in Amendment No. 3.

Our Lounges, page 29

10.	We note your response to our prior comment 16 and reissue in part. Please revise throughout to remove the term “lounge” and “pet lounge” as these terms appear to be marketing language.

Response:

In response to the Staff's comment, the Company has revised throughout to remove the terms "lounge" and "pet lounge" and has replaced such terms with the term "airport facility".

Flight Routes, page 29

11.
We note your disclosure that you will not be able to offer flight routes to new cities until you have secured adequate funding to open and operate the facility. Please briefly describe how you intend to raise such funds and describe any steps that you have taken to raise such funds. In this regard, we note your disclosure on page 29 that you intend to add these markets “in the near term.” Please clarify what you mean by “in the near term.”

Response:

In response to the Staff’s comment, the Company has removed its disclosure on page 29 that it intends to add these markets “in the near term.” In addition, the Company has described how it intends to secure adequate funding to open and operate new facilities.

Pricing, page 30

12.
We note your response to our prior comment 19 and reissue. Please revise to disclose the cost per animal that you incur for your service. To the extent that you do not track this cost, please disclose.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 30 to indicate that it does not track the cost per animal.

Form 8-K

Form 10 Disclosure, page 3  General

13.	We note your response to prior comment 23 and reissue. Please make conforming changes to your Form 8-K.

Response:

In response to the Staff’s comment, the Company has made conforming changes to 8-K Amendment No. 6.

Description of Business, page 3  Business Overview, page 3

14.
We note your response to our prior comment 24 and reissue. Please revise the last paragraph on page four to remove references to “this offering” and throughout to clearly identify the offering you are describing in this paragraph and throughout, as the Form 8- K is not part of your prospectus.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in 8-K Amendment No. 6 to remove references to “this offering.”

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (609) 895-6719.

Very truly yours,

/s/ Sean F. Reid

Sean F. Reid

cc: Daniel Wiesel